Exhibit 107

Calculation of Filing Fee Tables

SC TO-I
(Form Type)

Tenon Medical, Inc.
(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation(1)	Fee Rate	Amount of Filing Fee(2)
Fees to Be Paid	$84,140.23	$0.00014760	$12.42
Fees Previously Paid	—		—
Total Transaction Valuation(1)	$84,140.23
Total Fees Due for Filing(2)			$12.42
Total Fees Previously Paid			—
Total Fee Offsets			—
Net Fee Due			$12.42

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(1)      Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the transaction valuation assumes that all stock options to purchase shares of the issuer’s common stock that may be eligible for repricing in the offer will be tendered pursuant to this offer. This calculation assumes stock options to purchase an aggregate of 90,987 shares of the issuer’s common stock, having an aggregate value of $84,140.23 as of April 5, 2024, calculated based on the average of the high and low prices of the issuer’s common stock as reported on Nasdaq on April 5, 2024, which was $0.92475, will be exchanged or cancelled pursuant to this offer.

(2)      The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $147.60 per $1,000,000 of the aggregate amount of the Transaction Valuation (or 0.014760% of the aggregate Transaction Valuation). The Transaction Valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.